EXHIBIT 4.1(a)

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

PLAINS EXPLORATION & PRODUCTION COMPANY

Plains Exploration & Production Company (the “Corporation”), a corporation duly organized and validly existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby files this Certificate of Amendment (this “Amendment”) to the Certificate of Incorporation of the Corporation and hereby certifies as follows:

1. The name of the Corporation is Plains Exploration & Production Company. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 18, 2002.

2. Article FOURTH of the Corporation’s Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“ARTICLE IV

The total number of shares of capital stock that the Corporation is authorized to issue is 155,000,000 shares, consisting of 150,000,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”), and 5,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”).

The shares of Preferred Stock may be issued from time to time in one or more series. Apart from any other provisions in this Certificate of Incorporation authorizing the issuance of shares of Preferred Stock, the Board of Directors of the Corporation is authorized to establish from time to time, by resolution or resolutions, the number of shares to be included in each series and to fix and alter the powers, preferences, and relative, participating, optional or other special rights, including voting rights, and qualifications, limitations or restrictions granted to and imposed upon any series thereof, and to fix the designation of any such series of Preferred Stock.

The Board of Directors of the Corporation, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors of the Corporation originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the original issue of shares of that series.

Subject to the provisions of applicable law or of the Bylaws with respect to the closing of the transfer books or the fixing of a record date for the determination of stockholders entitled to vote, and except as otherwise provided by applicable law or by the resolution or resolutions providing for the issue of any series of Preferred Stock, the holders of outstanding shares of Common Stock shall exclusively possess the voting power for the election of directors and for all other purposes, with each holder of record of shares of Common Stock being entitled to one vote for each share of Common Stock standing in the name of such holder on the books of the Corporation.”

3. This Amendment was duly adopted by the board of directors and the stockholders of the Corporation in accordance with the provisions of Sections 141(f) and 242(b) of the DGCL.

4. This Amendment shall become effective upon its filing in accordance with the provisions of Section 103(d) of the DGCL.

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IN WITNESS WHEREOF, the Corporation has caused this Amendment to be executed by its duly authorized officer on May 14, 2004.

PLAINS EXPLORATION & PRODUCTION COMPANY

By:	/s/ JOHN F. WOMBWELL

Name:	John F. Wombwell

Title:	Executive Vice President, General Counsel and Secretary